Exhibit (a)(1)(C)
FORM OF EMAIL ANNOUNCEMENT OF OFFER TO EXCHANGE (From Tracey M. Luttrell)
Date: April 22, 2009
To: [Eligible Option holder]
We are pleased to announce that American Reprographics Company (“ARC” or the “Company”) officially launched its Offer to Exchange Certain Outstanding Options for New Options (referred to as the “Offer to Exchange” or the “Offer”) on April 22, 2009. The offer and withdrawal rights will remain open until May 20, 2009 at 9:00 p.m., U.S. Pacific Time, unless the Offer is extended. You may take advantage of the Offer to Exchange with respect to your Eligible Options (as defined below).
An option will be deemed to be an “Eligible Option” if it meets each of the following conditions:
(i)	The option was granted under the Company’s 2005 Stock Plan.

(ii)	The option was granted prior to April 22, 2009.

(iii)	The option remains outstanding and unexercised on the expiration date of the Offer, which we currently expect will be May 20, 2009.
An individual is eligible to participate if he or she is a current employee of the Company (or any ARC subsidiary or affiliate) and remains an employee through the grant date for the new options, which we currently expect will be May 21, 2009. The Company’s executive officers are considered eligible employees for purposes of this offer; however, members of our Board of Directors are not eligible to participate.
If you participate in this offer, you will receive New Options with an exercise price equal to the closing price of our common stock on the first business day after the Expiration Date of this Offer to Exchange, which we expect to be Thursday, May 21, 2009. If the Expiration Date of the offer is extended, then the New Option grant date will be similarly extended.
The New Options will be nonstatutory stock options and will vest in accordance with the following schedule: fifty percent (50%) of the shares subject to each New Option will vest on the one-year anniversary of the New Option grant date and the remaining fifty percent (50%) will vest on the two-year anniversary of the New Option grant date, unless certain exercisability restrictions apply due to requirements under local law. Vesting is subject to your continued service to us through each relevant vesting date. Your participation in this offer and the receipt of New Options does not provide any guarantee or promise of continued service with ARC or its subsidiaries or affiliates.
Copies of the offering materials and Election Forms were attached to the initial e-mail regarding the Offer sent by Kumarakulasingam “Suri” Suriyakumar, ARC’s Chairman, President and Chief Executive Officer on April 22, 2009. Information regarding your Eligible Options is also available at the secure, external website at https://e-arc.equitybenefits.com (which may be accessed both inside and outside of ARC). The Offer website contains detailed information regarding the Offer and the offering materials (including Election Forms to participate in the Offer). Please read and carefully consider all of this information.
ACCESSING THE OFFER WEBSITE
In order to log onto the Offer website (located at https://e-arc.equitybenefits.com), you must enter (a) a user name (which is your employee number with no leading zeros) and (b) a password (which is the last four digits of your social security number). You will be required to change your password as soon as you log on and before you can access secure data on the Offer website. Please take note of your changed password to facilitate future access to the Offer website.
If you are not able to access the Offer website, you must complete a paper election form and deliver it to Araxi Sahakian at ARC by hand delivery or by facsimile at (818) 500-1678 by 9:00 p.m. on May 20, 2009, unless the Offer is extended.
The specifics of the program are described in the “Schedule TO — Tender Offer Statement Filed with the SEC” and the related exhibits.
The “Schedule TO — Tender Offer Statement Filed with the SEC” is available by clicking on this hyperlink: https://e-arc.equitybenefits.com.
We urge you to read the “Schedule TO — Tender Offer Statement Filed with the SEC” and the related exhibits carefully.
Questions about the Offer and requests for assistance or for additional copies of the offering materials should be made by calling (925) 949-5134 or by sending an e-mail to exchange@e-arc.com.
ARC and its Board of Directors are making no recommendations as to whether you should participate in the Offer to Exchange, and strongly recommend that you consult with your own legal and tax advisors regarding your decision to participate.
KEY DATES TO REMEMBER
The commencement date of the Offer is April 22, 2009.
The Offer expires at 9:00 p.m., U.S. Pacific Time, on May 20, 2009 (unless we extend the Offer).
The Eligible Options that have been tendered will be cancelled on May 20, 2009 or, if the Offer is extended, the date of the expiration of the Offer.
The New Options will be granted on May 21, 2009 or, if the Offer is extended, the same date as the expiration of the Offer.